[redacted]

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13012078

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APR 22 2013

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ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8- 49750

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/12 AND ENDING 12/31/12
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **Chilian Partners, L.P.**

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1701 S. Flagler Drive – Suite 1001
(No. and Street)

West Palm Beach,	**Florida**	**33401-5415**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Mr. Donald Denton **(561) 833-2700**
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Sidney W. Azriliant, CPA, P.C.
(Name – *if individual, state last, first, middle name*)

(212) 869-8223

501 Fifth Avenue, 15th Floor	**New York,**	**New York**	**10017**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

X Certified Public Accountant

... Public Accountant

... Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, **Donald W. Denton**, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of **Chilian Partners, L.P.**, as of **December 31, 2012**, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

No Exceptions

Signature

General Partner
Title

ANDREW KIRWIN
Notary Public, State of New York
No. 02KI6009982
Qualified in Westchester County
Commission Expires March 22, 2015

Notary Public

This report ** contains (check all applicable boxes):

x (a) Facing Page.
x (b) Statement of Financial Condition.
x (c) Statement of Income (Loss).
x (d) Statement of Changes in Financial Condition.
x (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
... (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
x (g) Computation of Net Capital.
... (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
x (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
... (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
... (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
x (l) An Oath or Affirmation.
x (m) A copy of the SIPC Supplemental Report.
x (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
x (o) SSOI SUPPLEMENTAL STATEMENT OF INCOME

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CHILIAN PARTNERS, L.P.

(A Limited Partnership)

AUDITED FINANCIAL STATEMENTS

For the Year Ended December 31, 2012

Sidney W. Azriliant, CPA, P.C.
501 Fifth Avenue – 15th Floor
New York, New York 10017

Telephone: (212) 869-8223 / Facsimile: (212) 840-2540

INDEX

TEL. (212) 869-8223 FAX (212) 840-2540
SIDNEY W. AZRILIANT, CPA, P.C.
501 Fifth Avenue – 15th Floor, New York, NY 10017

April 8, 2013

Independent Auditor's Report (Amended)

To The Partners of
CHILIAN PARTNERS, L.P.

We have audited the accompanying statement of financial condition of CHILIAN PARTNERS, L.P. as of December 31, 2012, and the related statements of income, partners' capital and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements.

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that the auditor plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purposes of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of CHILIAN PARTNERS, L.P. as of December 31, 2012, and the results of its operations and its cash flows, for the year then ended in accordance with the standards of the Public Company Accounting Oversight Board (United States).

Our audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The information contained in Schedules I, II, III, IV, V and VI is presented for purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information in Schedules I, II, III, IV, V and VI has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with the standards of the Public Company Accounting Oversight Board (United States).

SIDNEY W. AZRILIANT, CPA, P.C.

EXHIBIT A.

CHILIAN PARTNERS L.P.

(A Limited Partnership)

STATEMENT OF FINANCIAL CONDITION

As of December 31, 2012

ASSETS		
Cash and Equivalents	$	262
Securities at Market Value (see Note 1)		4,206,400
Accrued Interest & Dividends		24,000
TOTAL ASSETS	$	4,230,662
LIABILITIES AND PARTNERS' CAPITAL		
LIABILITIES		
Due to Broker Clearance Account	$	833,906
TOTAL LIABILITIES		833,906
Partners Capital Accounts		3,396,756
TOTAL LIABILITIES AND PARTNERS' CAPITAL ACCOUNTS	$	4,230,662

The accompanying notes are an integral part of these financial statements.

EXHIBIT B.

CHILIAN PARTNERS L.P.

(A Limited Partnership)

STATEMENT OF INCOME

For the Year Ended December 31, 2012

Gross Income	
Net Security Dealer Trading Gains Marked to Market	$ 1,675,483
TOTAL GROSS INCOME	1,675,483
Expenses	
Insurance	812
Management Fees -- General Partner (See Notes 3 & 4)	51,785
Miscellaneous Expense	2,530
Professional Fees	15,393
Taxes	389
Regulatory Fees and Assessments	2,058
TOTAL EXPENSES	72,967
NET INCOME	**$ 1,602,516**

The accompanying notes are an integral part of these financial statements.

EXHIBIT C.

CHILIAN PARTNERS L.P.

(A Limited Partnership)

STATEMENT OF PARTNERS' CAPITAL ACCOUNTS

For the Year Ended December 31, 2012

	LIMITED PARTNERS	GENERAL PARTNERS	TOTAL
Balance at January 1, 2012	$ 225,860	$ 1,866,431	$ 2,092,291
Net Income (Exhibit B)	135,027	1,467,489	1,602,516
Capital Contributions by Partners	-	40,000	40,000
Withdrawals by Partners	-	(338,051)	(338,051)
Balance at December 31, 2012	$ 360,887	$ 3,035,869	$ 3,396,756

The accompanying notes are an integral part of these financial statements.

EXHIBIT D.

CHILIAN PARTNERS L.P.

(A Limited Partnership)

STATEMENT OF CASH FLOWS

For the Year Ended December 31, 2012

Cash Increase from Operating Activities Net Income (see Exhibit "B")			$ 1,602,516
Adjustment to Reconcile Net Income (Loss) to Net Cash by Operating Activities:			
Net Change in Assets & Liabilities For Year:			
	Increase to Cash	Decrease to Cash	
Increase in Securities at Market Value	$ -	$ 1,312,300	
Increase in Due to Broker-Clearance	16,139	-	
Decrease in Short Securities at Market Value	-	4,400	
Increase in Accounts Payable	-	3,642	
	16,139	1,320,342	(1,304,203)
Increase in Cash from Operations			298,313
Cash Flows from Financing Activities:			
Net Cash Withdrawals by Partners (see Exhibit "C")		(338,051)	
Net Cash Contributions by Partners (Exhibit "C")		40,000	
Decrease in Cash from Financing Activities			(298,051)
NET INCREASE IN CASH:			262
Cash - Beginning of year			-
Cash - End of Year - December 31, 2012			$ 262

The accompanying notes are an integral part of these financial statements.

CHILIAN PARTNERS, L.P.
NOTES TO FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2012

The Limited Partnership is an Operating Broker Dealer and is a market maker in convertible and government securities. The Partnership terminates December 31, 2018.

1. **Securities and commodities transactions of the Partnership are recorded on a trade date basis.**

   Securities are valued at market or at fair value as determined by management. The resulting difference between cost and market (or fair value) is included in income.

   Repurchase and resale agreements are treated as financing transactions and are carried at the amounts at which the securities will be subsequently reacquired or resold as specified in the respective agreements.

   Intangible assets have been fully amortized, using an estimated useful life of five years.

   The indirect method was used for preparing the statement of cash flow.

2. **Securities Owned and Securities Sold But Not Yet Purchased.**
   Marketable securities owned, and sold but not yet purchased, consist of trading securities at market values.

	Owned	**Sold But Not Yet Purchased**
Corporate stocks and options at Market Value	$4,206,400	$0

3. **Management Fees.**
   Management fees are paid to the General Partner quarterly based upon an annual rate of 2% of the net assets of the Partnership.

4. **Incentive Management Fees.**
   Incentive management fees are paid to the general partner based on the performance of the partnership. For the year 2012, the general partner did not receive an incentive management fee.

5. **Income Taxes.**
   Since the Company is a partnership, it is not liable for income taxes. Income taxes incurred due to the income of the partnership are the responsibility of the individual partners.

6. **Haircuts on Securities.**
   Haircuts have been properly calculated including an amount for an undue concentration.

Supplemental Statement 1

CHILIAN PARTNERS L.P.

(A Limited Partnership)

COMPUTATION OF NET CAPITAL

At December 31, 2012

Ownership Equity as per Statement of Financial Condition and Net Capital before Non-Allowable Assets and Haircuts on Securities Positions	$	3,396,756
*Haircuts on Securities		1,210,968
Net Capital Per Part IIA -- Page 10	**$**	**2,185,788**

No material difference exists between our audit report for the year ending December 31, 2012 and the Focus Report X-17A-5 as of December 31, 2012.

*Haircuts on securities includes an allowance for undue concentrations on positions in excess of 10% of tentative net capital. At December 31, 2012 this allowance was $580,008 (an additional 50% of the normal 15% rate used.)

TEL. (212) 869-8223 FAX (212) 840-2540

SIDNEY W. AZRILIANT, CPA, P.C.

501 Fifth Avenue – 15th Floor, New York, NY 10017

April 8, 2013

FINRA/FINANCIAL OPERATIONS
9509 Key West Ave, 5th Floor
Rockville, MD 20850

Attn: Herani Dansamo

Re: Chilian Partners, L.P.
Audit at 12/31/12

Gentlemen:

The Company is exempt from the 15c3-3 Reserve Requirement computation and Possession or Control Requirements because the firm has no "customers" as same are defined in Rule 15c3-3(a)(1) and, accordingly, the firm does not perform custodial functions relating to customer securities as same is defined in Rule 15c3-3(b)(c). Therefore, the firm is not subject to (i.e. is exempt from) Rule 15c3-3's Reserve Requirement Computation and Possession for Control Requirements. Additionally, pursuant to rule 7a-5(g)(iv)(2), no facts have come to our attention which would indicate that such "exemption" has not been complied with during the period of our audit, i.e. no facts have come to our attention that during such period the firm had "customers" as same are defined in Rule 15c3-3(a)(1).

The firm neither had Liabilities subordinated to Claims of General Creditors at December 31, 2012 nor the prior year, December 31, 2011; hence, there were no such liabilities or change to such liabilities Subordinated to Claims of General Creditors pursuant to SEC Rule 17a-5(d)(2).

Very truly yours,
SIDNEY W. AZRILIANT, CPA, P.C.

Sidney W. Azriliant

cc: SEC, Washington, DC
SEC, Miami, FL

SIDNEY W. AZRILIANT, CPA, P.C.
501 Fifth Avenue – 15th Floor, New York, NY 10017

April 8, 2013

Independent Auditor's Report on the SIPC Annual Assessment Required by SEC Rule 17a-5

The Partners
CHILIAN PARTNERS, L.P.

In accordance with Rule 17a-5(e)(4) of the Securities and Exchange Commission, we have performed the following procedures with respect to the accompanying schedule (Form SIPC-7) of Securities Investor Protection Corporation assessments and payments of CHILIAN PARTNERS, LP for the year ended December 31, 2012. Our procedures were performed solely to assist you in complying with Rule 17a-5(e)(4), and our report is not to be used for any other purpose. The procedures we performed are as follows:

1. Compared listed assessment payments with respective cash disbursements records entries;

2. Proved the mathematical accuracy of the calculations reflected in Form SIPC-7 with supporting schedules and working papers, noting no differences.

3. The SIPC assessment for 2012 and 2013 has been paid if any amounts were due.

Because the above procedures do not constitute an audit made in accordance with generally accepted auditing standards, we do not express an opinion on the schedule referred to above. In connection with the procedures referred to above, nothing came to our attention that caused us to believe that the amounts shown on Form SIPC-7 were not determined in accordance with applicable instructions and forms. This report relates only to the schedule referred to above and does not extend to any financial statements of CHILIAN PARTNERS, L.P. taken as a whole.

SIDNEY W. AZRILIANT, CPA, P.C.

SIPC-7
(33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7
(33-REV 7/10)

For the fiscal year ended , 20
(Read carefully the instructions in your Working Copy before completing this Form)

WORKING COPY

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

042750 FINRA DEC
CHILIAN PARTNERS LP 15*15
P.O. BOX 2685
PALM BEACH FL 33480-2685

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.
DONALD W. DENTON

2. A.	General Assessment (item 2e from page 2)		$745.00
B.	Less payment made with SIPC-6 filed (exclude interest) 7/10/12 Date Paid		(735.55)
C.	Less prior overpayment applied		(110.55)
D.	Assessment balance due or (overpayment)		(101.10)
E.	Interest computed on late payment (see instruction E) for ____ days at 20% per annum		-0-
F.	Total assessment balance and interest due (or overpayment carried forward)		$(101.10)
G.	PAID WITH THIS FORM: Check enclosed, payable to SIPC Total (must be same as F above)	$ -0-	
H.	Overpayment carried forward	$(101.10)	

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

CHILIAN PARTNERS, L. P.
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

GENERAL PARTNER
(Title)

Dated the 15th day of January, 2013.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ________ Postmarked ________ Received ________ Reviewed

Calculations ________ Documentation ________ Forward Copy ________

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period beginning 1/1/, 2012 and ending 12/31, 2012
Eliminate cents

Item No.	Amount
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 1,675,484.
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	-0-
(2) Net loss from principal transactions in securities in trading accounts.	-0-
(3) Net loss from principal transactions in commodities in trading accounts.	-0-
(4) Interest and dividend expense deducted in determining item 2a.	19,488.
(5) Net loss from management of or participation in the underwriting or distribution of securities.	-0-
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	-0-
(7) Net loss from securities in investment accounts.	
Total additions	19,488.
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	-0-
(2) Revenues from commodity transactions.	-0-
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	(51,590)
(4) Reimbursements for postage in connection with proxy solicitation.	-0-
(5) Net gain from securities in investment accounts.	(1,336,509)
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	-0-
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	(8,153)
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):	(917)
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $ -0-	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $ -0-	
Enter the greater of line (i) or (ii)	-0-
Total deductions	(1,397,169)
2d. SIPC Net Operating Revenues	$ 297,803.
2e. General Assessment @ .0025	$ 745.
	(to page 1, line 2.A.)

TEL. (212) 869-8223 FAX (212) 840-2540

SIDNEY W. AZRILIANT, CPA, P.C.

501 Fifth Avenue – 15th Floor, New York, NY 10017

April 8, 2013

Independent Auditor's Report on Internal
Control Structure Required by SEC Rule 17a-5

The Partners
CHILIAN PARTNERS, L.P.

In planning and performing our audit of the consolidated financial statements of Chilian Partners, L.P. (the "Company") for the year ended December 31, 2012, we considered its internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the consolidated financial statements and not to provide assurance on the internal control structure.

We also made a study of the practices and procedures followed by the Company in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and the procedures for determining compliance with the exemptive provisions of rule 15c3-3. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications and comparison, and the recordation of differences required by rule 17a-13 or in complying with the requirements for prompt payment for securities under section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the

Commission's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2012 to meet the Commission's objectives.

SIDNEY W. AZRILIANT, CPA, P.C.

SECURITIES AND EXCHANGE COMMISSION

FORM X-17A-5

FOCUS REPORT
(FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT)
PART IIA [12]

(Please read instructions before preparing Form)

This report is being filed pursuant to (Check Applicable Block(s)):

1) Rule 17a-5(a) [ ] 16   2) Rule 17a-5(b) [ ] 17   3) Rule 17a-11 [ ] 18

4) Special request by designated examining authority [ ] 19   5) Other [ ] 26

NAME OF BROKER-DEALER		SEC. FILE NO.	
CHILIAN PARTNERS, L.P.	[13]	8-42750	[14]
ADDRESS OF PRINCIPAL PLACE OF BUSINESS (Do not use P.O. Box No.)		FIRM ID NO.	
		27829	[15]
		FOR PERIOD BEGINNING (MM/DD/YY)	
1701 S. FLAGLER DRIVE, SUITE 1001 (No. and Street)	[20]	10/01/12	[24]
		AND ENDING (MM/DD/YY)	
WEST PALM BEACH (City) [21] FL (State) [22] 33401 (Zip Code)	[23]	12/31/12	[25]

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT		(Area code) - Telephone No.	
DONALD W. DENTON	[30]	(561) 833-2700	[31]
NAME(S) OF SUBSIDIARIES OR AFFILIATES CONSOLIDATED IN THIS REPORT		OFFICIAL USE	
	[32]		[33]
	[34]		[35]
	[36]		[37]
	[38]		[39]

DOES RESPONDENT CARRY ITS OWN CUSTOMER ACCOUNTS ? YES [ ] 40 NO [X] 41

CHECK HERE IF RESPONDENT IS FILING AN AUDITED REPORT [ ] 42

EXECUTION:

The registrant/broker or dealer submitting this Form and its attachments and the person(s) by whom it is executed represent hereby that all information contained therein is true, correct and complete. It is understood that all required items, statements, and schedules are considered integral parts of this Form and that the submisson of any amendment represents that all unamended items, statements and schedules remain true, correct and complete as previously submitted.

Dated the ______________ day of ______________ 20 ______

Manual Signatures of:

1) ______________________________
Principal Executive Officer or Managing Partner

2) ______________________________
Principal Financial Officer or Partner

3) ______________________________
Principal Operations Officer or Partner

ATTENTION - Intentional misstatements or omissions of facts constitute Federal Criminal Violations. (See 18 U.S.C. 1001 and 15 U.S.C. 78:f (a))

FINRA

REVISED

PART IIA

BROKER OR DEALER				
CHILIAN PARTNERS, L.P.	N	3		100

STATEMENT OF FINANCIAL CONDITION FOR NONCARRYING, NONCLEARING AND CERTAIN OTHER BROKERS OR DEALERS

as of (MM/DD/YY)	12/31/12	99
SEC FILE NO.	8-42750	98
Consolidated		198
Unconsolidated	X	199

ASSETS

	Allowable	Non-Allowable	Total
1. Cash	$ 262 [200]		$ 262 [750]
2. Receivables from brokers or dealers:			
A. Clearance account	[295]		
B. Other	[300]	$ [550]	[810]
3. Receivables from non-customers	[355]	[600]	[830]
4. Securities and spot commodities owned, at market value:			
A. Exempted securities	[418]		
B. Debt securities	[419]		
C. Options	[420]		
D. Other securities	4,206,400 [424]		
E. Spot commodities	[430]		4,206,400 [850]
5. Securities and/or other investments not readily marketable:			
A. At cost $ [130]			
B. At estimated fair value	[440]	[610]	[860]
6. Securities borrowed under subordination agreements and partners' individual and capital securities accounts, at market value:	[460]	[630]	[880]
A. Exempted securities $ [150]			
B. Other securities $ [160]			
7. Secured demand notes:	[470]	[640]	[890]
Market value of collateral:			
A. Exempted securities $ [170]			
B. Other securities $ [180]			
8. Memberships in exchanges:			
A. Owned, at market $ [190]			
B. Owned, at cost		[650]	
C. Contributed for use of the company, at market value		[660]	[900]
9. Investment in and receivables from affiliates, subsidiaries and associated partnerships	[480]	[670]	[910]
10. Property, furniture, equipment, leasehold improvements and rights under lease agreements, at cost-net of accumulated depreciation and amortization.	[490]	[680]	[920]
11. Other assets	24,000 [535]	[735]	24,000 [930]
12. Total Assets	$ 4,230,662 [540]	$ [740]	$ 4,230,662 [940]

OMIT PENNIES

BROKER OR DEALER

CHILIAN PARTNERS, L.P. as of 12/31/12

STATEMENT OF FINANCIAL CONDITION FOR NONCARRYING, NONCLEARING AND CERTAIN OTHER BROKERS OR DEALERS

LIABILITIES AND OWNERSHIP EQUITY

Liabilities		A.I. Liabilities	Non-A.I. Liabilities	Total
13. Bank loans payable		$ [1045]	$ [1255]	$ [1470]
14. Payable to brokers or dealers:				
A. Clearance account		833,906 [1114]	[1315]	833,906 [1560]
B. Other		[1115]	[1305]	[1540]
15. Payable to non-customers		[1155]	[1355]	[1610]
16. Securities sold not yet purchased, at market value			[1360]	[1620]
17. Accounts payable, accrued liabilities, expenses and other		[1205]	[1385]	[1685]
18. Notes and mortgages payable:				
A. Unsecured		[1210]		[1690]
B. Secured		[1211]	[1390]	[1700]
19. Liabilities subordinated to claims of general creditors:				
A. Cash borrowings:			[1400]	[1710]
1. from outsiders	$ [970]			
2. Includes equity subordination (15c3-1(d)) of	$ [980]			
B. Securities borrowings, at market value from outsiders	$ [990]		[1410]	[1720]
C. Pursuant to secured demand note collateral agreements			[1420]	[1730]
1. from outsiders	$ [1000]			
2. Includes equity subordination (15c3-1(d)) of	$ [1010]			
D. Exchange memberships contributed for use of company, at market value			[1430]	[1740]
E. Accounts and other borrowings not qualified for net capital purposes		[1220]	[1440]	[1750]
20. TOTAL LIABILITIES		$ 833,906 [1230]	$ [1450]	$ 833,906 [1760]

Ownership Equity

		Total
21. Sole proprietorship		$ [1770]
22. Partnership (limited partners)	$ 3,396,756 [1020]	3,396,756 [1780]
23. Corporation:		
A. Preferred stock		[1791]
B. Common stock		[1792]
C. Additional paid-in capital		[1793]
D. Retained earnings		[1794]
E. Total		[1795]
F. Less capital stock in treasury		( ) [1796]
24. TOTAL OWNERSHIP EQUITY		$ 3,396,756 [1800]
25. TOTAL LIABILITIES AND OWNERSHIP EQUITY		$ 4,230,662 [1810]

OMIT PENNIES

BROKER OR DEALER

CHILIAN PARTNERS, L.P. as of 12/31/12

COMPUTATION OF NET CAPITAL

Item	Amount	Code	Amount	Code
1. Total ownership equity from Statement of Financial Condition			$ 3,396,756	3480
2. Deduct ownership equity not allowable for Net Capital			( )	3490
3. Total ownership equity qualified for Net Capital			3,396,756	3500
4. Add:				
A. Liabilities subordinated to claims of general creditors allowable in computation of net capital				3520
B. Other (deductions) or allowable credits (List)				3525
5. Total capital and allowable subordinated liabilities			$ 3,396,756	3530
6. Deductions and/or charges:				
A. Total non-allowable assets from Statement of Financial Condition (Notes B and C)	$	3540		
B. Secured demand note deficiency		3590		
C. Commodity futures contracts and spot commodities-proprietary capital charges		3600		
D. Other deductions and/or charges		3610	( )	3620
7. Other additions and/or allowable credits (List)				3630
8. Net Capital before haircuts on securities positions			$ 3,396,756	3640
9. Haircuts on securities (computed, where applicable, pursuant to 15c3-1(f)):				
A. Contractual securities commitments	$	3660		
B. Subordinated securities borrowings		3670		
C. Trading and investment securities:				
1. Exempted securities		3735		
2. Debt securities		3733		
3. Options		3730		
4. Other securities	630,960	3734		
D. Undue concentration	580,008	3650		
E. Other (List)		3736	(1,210,968)	3740
10. Net Capital			$ 2,185,788	3750

OMIT PENNIES

PART IIA

BROKER OR DEALER

CHILIAN PARTNERS, L.P. as of 12/31/12

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Part A

11. Minimum net capital required (6-2/3% of line 19)	$	55,594	3756
12. Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A)	$	100,000	3758
13. Net capital requirement (greater of line 11 or 12)	$	100,000	3760
14. Excess net capital (line 10 less 13)	$	2,085,788	3770
15. Net capital less greater of 10% of line 19 or 120% of line 12	$	2,065,788	3780

COMPUTATION OF AGGREGATE INDEBTEDNESS

16. Total A.I. liabilities from Statement of Financial Condition				$	833,906	3790
17. Add:						
A. Drafts for immediate credit	$		3800			
B. Market value of securities borrowed for which no equivalent value is paid or credited	$		3810			
C. Other unrecorded amounts (List)	$		3820	$		3830
19. Total aggregate indebtedness				$	833,906	3840
20. Percentage of aggregate indebtedness to net capital (line 19 divided by line 10)				%	38.15	3850
21. Percentage of debt to debt-equity total computed in accordance with Rule 15c-3-1(d)				%	0.00	3860

COMPUTATION OF ALTERNATE NET CAPITAL REQUIREMENT

Part B

22. 2% of combined aggregate debit items as shown in Formula for Reserve Requirements pursuant to Rule 15c3-3 prepared as of the date of net capital computation including both brokers or dealers and consolidated subsidiaries' debits	$		3870
23. Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A)	$		3880
24. Net capital requirement (greater of line 22 or 23)	$		3760
25. Excess net capital (line 10 less 24)	$		3910
26. Net capital in excess of the greater of: 5% of combined aggregate debit items or 120% of minimum net capital requirement	$		3920

NOTES:

(A) The minimum net capital requirement should be computed by adding the minimum dollar net capital requirement of the reporting broker dealer and; for each subsidiary to be consolidated, the greater of:

1. Minimum dollar net capital requirement, or
2. 6-2/3% of aggregate indebtedness or 4% of aggregate debits if alternative method is used.

(B) Do not deduct the value of securities borrowed under subordination agreements or secured demand notes covered by subordination agreements not in satisfactory form and the market values of the memberships in exchanges contributed for use of company (contra to item 1740) and partners' securities which were included in non-allowable assets.

(C) For reports filed pursuant to paragraph (d) of Rule 17a-5, respondent should provide a list of material non-allowable assets.

BROKER OR DEALER

CHILIAN PARTNERS, L.P.

For the period (MMDDYY) from	10/01/12	3932	to 12/31/12	3933
Number of months included in this statement			3	3931

STATEMENT OF INCOME (LOSS)

REVENUE

1. Commissions:				
a. Commissions on transactions in exchange listed equity securities executed on an exchange			$	3935
b. Commissions on listed option transactions				3938
c. All other securities commissions				3939
d. Total securities commissions				3940
2. Gains or losses on firm securities trading accounts				
a. From market making in options on a national securities exchange				3945
b. From all other trading			666,030	3949
c. Total gain (loss)			666,030	3950
3. Gains or losses on firm securities investment accounts				3952
4. Profits (losses) from underwriting and selling groups				3955
5. Revenue from sale of investment company shares				3970
6. Commodities revenue				3990
7. Fees for account supervision, investment advisory and administrative services				3975
8. Other revenue				3995
9. Total revenue			$ 666,030	4030

EXPENSES

10. Salaries and other employment costs for general partners and voting stockholder officers				4120
11. Other employee compensation and benefits				4115
12. Commissions paid to other brokers-dealers				4140
13. Interest expense				4075
a. Includes interest on accounts subject to subordination agreements		4070		
14. Regulatory fees and expenses				4195
15. Other expenses			22,948	4100
16. Total expenses			$ 22,948	4200

NET INCOME

17. Net income (loss) before Federal income taxes and items below (Item 9 less Item 16)			$ 643,082	4210
18. Provision for Federal income taxes (for parent only)				4220
19. Equity in earnings (losses) of unconsolidated subsidiaries not included above				4222
a. After Federal income taxes of		4238		
20. Extraordinary gains (losses)				4224
a. After Federal income taxes of		4239		
21. Cumulative effect of changes in accounting principles				4225
22. Net income (loss) after Federal income taxes and extraordinary items			$ 643,082	4230

MONTHLY INCOME

23. Income (current month only) before provision for Federal income taxes and extraordinary items	512,307	4211

PART IIA

BROKER OR DEALER

CHILIAN PARTNERS, L.P.

For the period (MMDDYY) from 10/01/12 to 12/31/12

STATEMENT OF CHANGES IN OWNERSHIP EQUITY (SOLE PROPRIETORSHIP, PARTNERSHIP OR CORPORATION)

1. Balance, beginning of period			$ 2,940,725	4240
A. Net income (loss)			643,082	4250
B. Additions (includes non-conforming capital of	$	4262)		4260
C. Deductions (includes non-conforming capital of	$	4272)	187,051	4270
2. Balance, end of period (from item 1800)			$ 3,396,756	4290

STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS

3. Balance, beginning of period	$	4300
A. Increases		4310
B. Decreases		4320
4. Balance, end of period (from item 3520)	$	4330

OMIT PENNIES

BROKER OR DEALER		
CHILIAN PARTNERS, L.P.	as of	12/31/12

Exemptive Provision Under Rule 15c3-3

5. If an exemption from Rule 15c3-3 is claimed, identify below the section upon which such exemption is based :

A. (k) (1) - Limited business (mutual funds and/or variable annuities only) .... $ ______ 4550

B. (k) (2) (i) - "Special Account for the Exclusive Benefit of customers" maintained .... ______ 4560

C. (k) (2) (ii) - All customer transactions cleared through another broker-dealer on a fully disclosed basis.
Name(s) of Clearing Firm(s) - Please separate multiple names with a semi-colon

JP MORGAN SECURITIES INC. 4335 ______ X ______ 4570

D. (k) (3) - Exempted by order of the Commission .... ______ 4580

Ownership Equity and Subordinated Liabilities maturing or proposed to be withdrawn within the next six months and accruals, (as defined below), which have not been deducted in the computation of Net Capital.

Type of Proposed Withdrawal or Accrual (See below for code to enter)	Name of Lender or Contributor	Insider or Outsider ? (In or Out)	Amount to be with-drawn (cash amount and/or Net Capital Value of Securities)	(MMDDYY) Withdrawal or Maturity Date	Expect to Renew (Yes or No)
4600	4601	4602	4603	4604	4605
4610	4611	4612	4613	4614	4615
4620	4621	4622	4623	4624	4625
4630	4631	4632	4633	4634	4635
4640	4641	4642	4643	4644	4645
4650	4651	4652	4653	4654	4655
4660	4661	4662	4663	4664	4665
4670	4671	4672	4673	4674	4675
4680	4681	4682	4683	4684	4685
4690	4691	4692	4693	4694	4695
		TOTAL	$ ______ 4699		

OMIT PENNIES

Instructions: Detail listing must include the total of items maturing during the six month period following the report date, regardless of whether or not the capital contribution is expected to be renewed. The schedule must also include proposed capital withdrawals scheduled within the six month period following the report date including the proposed redemption of stock and payments of liabilities secured by fixed assets (which are considered allowable assets in the capital computation pursuant to Rule 15c3-1(c) (2) (iv)), which could be required by the lender on demand or in less than six months.

WITHDRAWAL CODE:	DESCRIPTION
1.	Equity Capital
2.	Subordinated Liabilities
3.	Accruals
4.	15c3-1(c) (2) (iv) Liabilities

FORM SSOI

SUPPLEMENTAL STATEMENT OF INCOME

(Please read instructions before preparing Form)

NAME OF BROKER-DEALER: IAN PARTNERS, L.P. [13]	SEC. FILE NO.: 8-42750 [14]
ADDRESS OF PRINCIPAL PLACE OF BUSINESS: 1 S. FLAGLER DRIVE, SUITE 1001 [20] (No. and Street)	FIRM ID NO.: 27829 [15]
ST PALM BEACH [21] (City) FL [22] (State) 33401 [23] (Zip Code)	FOR PERIOD BEGINNING (MM/DD/YY): 10/01/12 [24]
	AND ENDING (MM/DD/YY): 12/31/12 [25]

NAME OF PERSON COMPLETING THIS REPORT DONALD W. DENTON [11290]

TELEPHONE NO. OF PERSON COMPLETING THIS REPORT (561) 833-2700 [11291]

REVENUE

1. Commissions

A. Listed Equities, ETFs and Closed End Funds Executed on an Exchange	$	[13935]
B. Exchange Listed Equity Securities Executed OTC	$	[13937]
C. U.S. Government and Agencies	$	[11001]
D. Foreign Sovereign debt	$	[11002]
E. Corporate debt	$	[11003]
F. Mortgage Backed and Other Asset Backed Securities	$	[11004]
G. Municipals	$	[11005]
H. Listed Options	$	[13938]
I. OTC Options	$	[11006]
J. All Other Securities Commissions	$	[13939]
K. Commodity Transactions	$	[13991]
L. Foreign Exchange	$	[11007]
M. Aggregate amount if less than the greater of $5,000 or 5% of Total Revenue (line 14030) (Do not complete Items A-L)	$	[11008]
1. Is any portion of Item M related to municipal securities? [ ] [11009]		
Total Commissions:	$	[13940]

2. Revenue from Sale of Investment Company Shares	$	[13970]
3. Revenue from Sale of Insurance Based Products		
A. Variable Contracts	$	[11020]
B. Non-Securities Insurance Based Products	$	[11021]
C. Aggregate amount if less than the greater of $5,000 or 5% of Total Revenue (line 14030) (Do not complete Items A-B)	$	[11022]
Total Revenue From Sale of Insurance Based Products:	$	[11029]
4. Gains or Losses on Derivative Trading Desks		
A. Interest Rate/Fixed Income Products	$	[13921]
B. Currency	$	[13922]
C. Equity Products	$	[13923]
D. Commodity Products	$	[13924]
E. Other	$	[13925]
Total Gains or Losses on Derivative Trading Desks:	$	[13926]

ᵢ. Net Gains or Losses on Principal Trades			
A. Equities, ETFs and Closed End Funds. Includes Dividends:	[ ] 11030	$	13903
B. U.S. Government and Agencies. Includes interest:	[ ] 11031	$	11032
C. Foreign Sovereign Debt. Includes interest:	[ ] 11033	$	11034
D. Corporate Debt. Includes interest:	[ ] 11035	$	11036
E. Mortgage-Backed and Other Asset-Backed Securities. Includes interest	[ ] 11037	$	11038
F. Municipals. Includes interest:	[ ] 11039	$	13901
G. Foreign Exchange		$	13902
H. Listed Options		$	11040
I. OTC Options		$	11041
J. Securities Based Swaps		$	11042
K. All Other Swaps		$	11043
L. Futures		$	11044
M. Commodity Transactions		$	13904
N. Other		$	13951
O. Aggregate amount if less than the greater of $5,000 or 5% of Total Revenue (line 14030) (Do not complete Items A-N)		$	11045
1. Is any portion of Item O related to municipal securities?	[ ] 11046		
Total Net Gains or Losses on Principal Trades:		$	13950
6. Capital Gains (Losses) on Firm Investments		$ 666,030	13952
Includes Dividends and/or Interest:	[ ] 11053		
7. Interest / Rebate / Dividend Income			
A. Securities Borrowings		$	11060
B. Reverse Repurchase Transactions		$	11061
C. Margin Interest		$	13960
D. Interest earned from customer bank sweep (FDIC insured products) programs		$	11062
E. Interest earned from customer fund sweeps into '40 Act Investments		$	11063
F. Interest and/or Dividends on Securities held in Firm Inventory (not reported in Sections 4 or 5)		$	11064
G. Other Interest		$	13953
H. Aggregate amount if less than the greater of $5,000 or 5% of Total Revenue (line 14030) (Do not complete Items A-G)		$	11065
Total Interest / Rebate / Dividend Income:		$	11069
8. Revenue from Underwritings and Selling Group Participation			
A. Municipal Offerings		$	11070
B. Registered Offerings			
1. Offerings other than self or affiliate. Excludes municipals		$	11071
2. Offerings, self or affiliate. Excludes municipals		$	11072
Total Revenue from Registered Offerings:		$	11079

C. Unregistered Offerings (Excludes municipal offerings) Sections below refer to Operational Page - See Instructions

Did the broker or dealer filing this report participate in the sale of any unregistered offering during the reporting period for which it received no compensation? .... N [11080]

1. Unregistered offerings, other than self or affiliate offerings. Section 1	$	[11081]
2. Unregistered offerings, self or affiliate offerings. Section 2	$	[11082]
Total Revenue from Unregistered Offerings:	$	[11089]
Total Revenue from Underwritings and Selling Group Participation:	$	[13955]

9. Fees Earned

A. Fees earned from affiliated entities	$	[11090]
B. Investment Banking Fees; M&A Advisory	$	[11091]
C. Account Supervision and Investment Advisory Services	$	[13975]
D. Administrative Fees	$	[11092]
E. Revenue from Research Services	$	[13980]
F. Rebates from Exchanges, ECNs, and ATSs	$	[11093]
G. 12b-1 Fees	$	[11094]
H. Mutual Fund Revenue other than Concessions or 12b-1 Fees	$	[11095]
I. Execution Services	$	[11096]
J. Clearing Services	$	[11097]
K. Fees earned on customer bank sweep (FDIC insured products) programs	$	[11098]
L. Fees earned from sweep programs into '40 Act Investments	$	[11099]
M. Networking Fees from '40 Act Companies	$	[11100]
N. Other Fees	$	[11101]
O. Aggregate amount if less than the greater of $5,000 or 5% of Total Revenue (line 14030) (Do not complete Items A-N)	$	[11102]
Total Fees Earned:	$	[11109]

10. Commodities Revenue	$	[13990]

11. Other Revenue

A. Total Revenue from sale of Certificates of Deposit (CDs) issued by an affiliate	$	[11126]
B. Other Revenue	$	[13995]

If Other Revenue line [13995] is greater than both 10% of Total Revenue line [14030] and $5,000, provide a description of the 3 largest components of Other Revenue, along with the associated revenue for each.

B-1. Description of : 1st largest component of Other Revenue:	[11120]	$	[11121]
B-2. Description of : 2nd largest component of Other Revenue:	[11122]	$	[11123]
B-3. Description of : 3rd largest component of Other Revenue:	[11124]	$	[11125]

Total Revenue: $ 666,030 [14030]

ROKER OR DEALER

HILIAN PARTNERS, L.P.

For the period (MMDDYY) from 10/01/12 [3932] to 12/31/12 [3933]

Number of months included in this statement 3 [3931]

PENSES

12. Compensation Expenses

A. Registered Representatives Compensation	$	14110
B. Compensation paid to all other revenue producing personnel	$	14040
C. Compensation paid to non-revenue producing personnel (including temporary personnel)	$	11200
D. Bonuses	$	11201
E. Other compensation expenses	$	11202
F. Aggregate amount if less than the greater of $5,000 or 5% of Total Expenses (line 14200) (Do not complete Items A-E)	$	11203
Total Compensation Expenses:	$	11209

13. Commission, Clearance and Custodial Expenses

A. Floor brokerage and fees paid	$	14055
B. Amounts paid to Exchanges, ECNs, and ATSs	$	14145
C. Clearance Fees Paid to broker-dealers	$	11210
D. Clearance Fees Paid to non-broker-dealers	$	14135
E. Commission Paid to other broker-dealers	$	14140
F. 12b-1 Fees	$	11211
G. Custodial Fees	$	11212
H. Aggregate amount if less than the greater of $5,000 or 5% of Total Expenses (line 14200) (Do not complete Items A-G)	$	11213
Total Commission, Clearance and Custodial Fees:	$	11219

14. Expenses Incurred on Behalf of Affiliates and Others

A. Soft dollar expenses	$	11220
B. Rebates/Recapture of commissions	$	11221
Total Expenses incurred on Behalf of Affiliates and Others:	$	11229

15. Interest and Dividend Expenses

A. Interest paid on bank loans	$	11230
B. Interest paid on debt instruments where broker-dealer is the obligor, including subordination agreements	$	11231
C. Interest paid on customer balances	$	11232
D. Interest paid on Securities Loaned transactions	$	11233
E. Interest paid on Repurchase Agreements	$	11234
F. Interest and/or Dividends on Short Securities Inventory	$	11235
G. Other interest expenses	$	11236
H. Aggregate amount if less than the greater of $5,000 or 5% of Total Expenses (line 14200) (Do not complete Items A-G)	$	11237
Total Interest and Dividend Expenses:	$	14075

16. Fees Paid to Third Party Service Providers

A. To Affiliates	$	11240
B. To Third Parties	$	11241
Total Fees Paid to Third Party Service Providers:	$	11249

7. General, Administrative, Regulatory and Miscellaneous Expenses			
A. Finders' Fees	$		11250
B. Technology, data and communication costs	$		14060
C. Research	$		11251
D. Promotional Fees	$		14150
E. Travel and Entertainment	$		11252
F. Occupancy and equipment expenses	$		14080
G. Non-recurring charges	$		14190
H. Regulatory Fees	$		14195
I. Professional Service Fees	$		11253
J. Litigation, arbitration, settlement, restitution and rescission, and related outside counsel legal fees	$		11254
K. Losses in error accounts and bad debts	$		14170
L. State and local income taxes	$		11255
M. Aggregate amount if less than the greater of $5,000 or 5% of Total Expenses (line 14200) (Do not complete Items A-L)	$		11256
Total General, Administrative, Regulatory and Miscellaneous Expenses:	$		11269
18. Other Expenses			
A. Other Expenses	$	22,948	14100

If Other Expenses line [14100] is greater than both 10% of Total Expenses line [14200] and $5,000, provide a description of the 3 largest components of Other Expenses, along with the associated revenue for each.

A-1. Description of : 1st largest component of Other Expenses:				
MANAGEMENT FEE	11280	$	14,287	11281
A-2. Description of : 2nd largest component of Other Expenses:				
	11282	$		11283
A-3. Description of : 3rd largest component of Other Expenses:				
	11284	$		11285
Total Expenses:		$	22,948	14200

IET INCOME

19. Net Income			
A. Income (loss) before Federal income taxes and items below	$	643,082	14210
B. Provision for Federal income taxes (for parent only)	$	0	14220
C. Equity in earnings (losses) of unconsolidated subsidiaries not included above	$	0	14222
D. Extraordinary gains (losses)	$	0	14224
E. Cumulative effect of changes in accounting principles	$	0	14225
F. Net income (loss) after Federal income taxes and extraordinary items	$	643,082	14230

:CTION 1: Unregistered offerings other than self or affiliate offerings

each offering in which the firm participated in the Reporting Period, provide the following information. If firm ȷaged in more than five (5) such offerings during the Reporting Period, list the five (5) largest offerings in ns of total securities sold by dollar amount in descending order.

1. Unregistered offering other than self or affiliate offering:

A. Name of Issuer/Sponsor: ____________ [11310]

B. If Form D has been filed by the issuer, enter CIK (Filer ID Number): .... ____________ [11311]

C. Industry Group (Select One): .... ____________ [11312]

D. Federal Exemptions and Exclusions Claimed (Select all that apply):

- Rule 504(b)(1) (not (i) (ii) or (iii)) .... [ ] [11313]
- Rule 504(b)(1)(i) .... [ ] [19000]
- Rule 504(b)(1)(ii) .... [ ] [19001]
- Rule 504(b)(1)(iii) .... [ ] [19002]
- Rule 505 .... [ ] [19003]
- Rule 506 .... [ ] [19004]
- Securities Act Section 4(5) .... [ ] [19005]
- Investment Company Act Section 3(c) .... [ ] [19006]
- Other........................... [ ] [19007]

E. Type(s) of Securities Offered (Select all that apply):

- Equity........................... [ ] [11314]
- Debt .... [ ] [19010]
- Option, Warrant or Other Right to Acquire Another Security .... [ ] [19011]
- Security to be Acquired Upon Exercise of Option, Warrant or Other Right to Acquire Security .... [ ] [19012]
- Pooled Investment Fund Interests ..... [ ] [19013]
- Tenant-in-Common Securities .... [ ] [19014]
- Mineral Property Securities .... [ ] [19015]
- Other .... [ ] [19016]

F. Minimum Investment accepted from any outside investor: .... $ ____________ [11315]

G. Total Offering Amount in dollars: .... $ ____________ [11316]

or check "Indefinite" .... Indefinite [ ] [11317]

H. Total amount in dollars of securities sold during the reporting period by the member: ...... $ ____________ [11318]

I. Total number of customers to whom securities were sold with respect to the sales reported for Item H: .... ____________ [11319]

J. Amount of revenue earned by the member with respect to the sales reported for Item H: .... $ ____________ [11320]

BROKER OR DEALER	For the period (MMDDYY) from	10/01/12	3932	to 12/31/12	3933
CHILIAN PARTNERS, L.P.	Number of months included in this statement			3	3931

2. Unregistered offering other than self or affiliate offering:

A. Name of Issuer/Sponsor: ______ [11330]

B. If Form D has been filed by the issuer, enter CIK (Filer ID Number): .... ______ [11331]

C. Industry Group (Select One): .... ______ [11332]

D. Federal Exemptions and Exclusions Claimed (Select all that apply):

- Rule 504(b)(1) (not (i) (ii) or (iii)) ...... [ ] 11333
- Rule 504(b)(1)(i) .... [ ] 19020
- Rule 504(b)(1)(ii) .... [ ] 19021
- Rule 504(b)(1)(iii) .... [ ] 19022
- Rule 505 .... [ ] 19023
- Rule 506 .... [ ] 19024
- Securities Act Section 4(5) .... [ ] 19025
- Investment Company Act Section 3(c) .... [ ] 19026
- Other........................... [ ] 19027

E. Type(s) of Securities Offered (Select all that apply):

- Equity.......................... [ ] 11334
- Debt .... [ ] 19030
- Option, Warrant or Other Right to Acquire Another Security .... [ ] 19031
- Security to be Acquired Upon Exercise of Option, Warrant or Other Right to Acquire Security .... [ ] 19032
- Pooled Investment Fund Interests ..... [ ] 19033
- Tenant-in-Common Securities .... [ ] 19034
- Mineral Property Securities .... [ ] 19035
- Other .... [ ] 19036

F. Minimum Investment accepted from any outside investor: .... $ ______ [11335]

G. Total Offering Amount in dollars: .... $ ______ [11336]

or check "Indefinite" .... Indefinite [ ] 11337

H. Total amount in dollars of securities sold during the reporting period by the member: ...... $ ______ [11338]

I. Total number of customers to whom securities were sold with respect to the sales reported for Item H: .... ______ [11339]

J. Amount of revenue earned by the member with respect to the sales reported for Item H: .... $ ______ [11340]

BROKER OR DEALER

HILIAN PARTNERS, L.P.

For the period (MMDDYY) from 10/01/12 [3932] to 12/31/12 [3933]

Number of months included in this statement 3 [3931]

. Unregistered offering other than self or affiliate offering:

A. Name of Issuer/Sponsor: ______ [11350]

B. If Form D has been filed by the issuer, enter CIK (Filer ID Number): .... ______ [11351]

C. Industry Group (Select One): .... ______ [11352]

D. Federal Exemptions and Exclusions Claimed (Select all that apply):

Rule 504(b)(1) (not (i) (ii) or (iii))	[ ] 11353
Rule 504(b)(1)(i)	[ ] 19040
Rule 504(b)(1)(ii)	[ ] 19041
Rule 504(b)(1)(iii)	[ ] 19042
Rule 505	[ ] 19043
Rule 506	[ ] 19044
Securities Act Section 4(5)	[ ] 19045
Investment Company Act Section 3(c)	[ ] 19046
Other........................	[ ] 19047

E. Type(s) of Securities Offered (Select all that apply):

Equity........................	[ ] 11354
Debt	[ ] 19050
Option, Warrant or Other Right to Acquire Another Security	[ ] 19051
Security to be Acquired Upon Exercise of Option, Warrant or Other Right to Acquire Security	[ ] 19052
Pooled Investment Fund Interests	[ ] 19053
Tenant-in-Common Securities	[ ] 19054
Mineral Property Securities	[ ] 19055
Other	[ ] 19056

F. Minimum Investment accepted from any outside investor: .... $ ______ [11355]

G. Total Offering Amount in dollars: .... $ ______ [11356]

or check "Indefinite" .... Indefinite [ ] [11357]

H. Total amount in dollars of securities sold during the reporting period by the member: ...... $ ______ [11358]

I. Total number of customers to whom securities were sold with respect to the sales reported for Item H: .... ______ [11359]

J. Amount of revenue earned by the member with respect to the sales reported for Item H: .... $ ______ [11360]

ROKER OR DEALER	For the period (MMDDYY) from	10/01/12	3932	to	12/31/12	3933
HILIAN PARTNERS, L.P.	Number of months included in this statement				3	3931

. Unregistered offering other than self or affiliate offering:

A. Name of Issuer/Sponsor: ____________ 11370

B. If Form D has been filed by the issuer, enter CIK (Filer ID Number): .... ____________ 11371

C. Industry Group (Select One): .... ____________ 11372

D. Federal Exemptions and Exclusions Claimed (Select all that apply):

- Rule 504(b)(1) (not (i) (ii) or (iii)) ...... [ ] 11373
- Rule 504(b)(1)(i) .... [ ] 19060
- Rule 504(b)(1)(ii) .... [ ] 19061
- Rule 504(b)(1)(iii) .... [ ] 19062
- Rule 505 .... [ ] 19063
- Rule 506 .... [ ] 19064
- Securities Act Section 4(5) .... [ ] 19065
- Investment Company Act Section 3(c) .... [ ] 19066
- Other.......................... [ ] 19067

E. Type(s) of Securities Offered (Select all that apply):

- Equity.......................... [ ] 11374
- Debt .... [ ] 19070
- Option, Warrant or Other Right to Acquire Another Security .... [ ] 19071
- Security to be Acquired Upon Exercise of Option, Warrant or Other Right to Acquire Security .... [ ] 19072
- Pooled Investment Fund Interests ..... [ ] 19073
- Tenant-in-Common Securities .... [ ] 19074
- Mineral Property Securities .... [ ] 19075
- Other .... [ ] 19076

F. Minimum Investment accepted from any outside investor: .... $ ____________ 11375

G. Total Offering Amount in dollars: .... $ ____________ 11376

or check "Indefinite" .... Indefinite [ ] 11377

H. Total amount in dollars of securities sold during the reporting period by the member: ...... $ ____________ 11378

I. Total number of customers to whom securities were sold with respect to the sales reported for Item H: .... ____________ 11379

J. Amount of revenue earned by the member with respect to the sales reported for Item H: .... $ ____________ 11380

ROKER OR DEALER
HILIAN PARTNERS, L.P.

For the period (MMDDYY) from 10/01/12 [3932] to 12/31/12 [3933]
Number of months included in this statement 3 [3931]

. Unregistered offering other than self or affiliate offering:

A. Name of Issuer/Sponsor: ______ [11390]

B. If Form D has been filed by the issuer, enter CIK (Filer ID Number): .... ______ [11391]

C. Industry Group (Select One): .... ______ [11392]

D. Federal Exemptions and Exclusions Claimed (Select all that apply):

- Rule 504(b)(1) (not (i) (ii) or (iii)) ...... [ ] [11393]
- Rule 504(b)(1)(i) .... [ ] [19080]
- Rule 504(b)(1)(ii) .... [ ] [19081]
- Rule 504(b)(1)(iii) .... [ ] [19082]
- Rule 505 .... [ ] [19083]
- Rule 506 .... [ ] [19084]
- Securities Act Section 4(5) .... [ ] [19085]
- Investment Company Act Section 3(c) .... [ ] [19086]
- Other......................... [ ] [19087]

E. Type(s) of Securities Offered (Select all that apply):

- Equity......................... [ ] [11394]
- Debt .... [ ] [19090]
- Option, Warrant or Other Right to Acquire Another Security .... [ ] [19091]
- Security to be Acquired Upon Exercise of Option, Warrant or Other Right to Acquire Security .... [ ] [19092]
- Pooled Investment Fund Interests ..... [ ] [19093]
- Tenant-in-Common Securities .... [ ] [19094]
- Mineral Property Securities .... [ ] [19095]
- Other .... [ ] [19096]

F. Minimum Investment accepted from any outside investor: .... $ ______ [11395]

G. Total Offering Amount in dollars: .... $ ______ [11396]

or check "Indefinite" .... Indefinite [ ] [11397]

H. Total amount in dollars of securities sold during the reporting period by the member: ...... $ ______ [11398]

I. Total number of customers to whom securities were sold with respect to the sales reported for Item H: .... ______ [11399]

J. Amount of revenue earned by the member with respect to the sales reported for Item H: .... $ ______ [11400]

BROKER OR DEALER
CHILIAN PARTNERS, L.P.

For the period (MMDDYY) from 10/01/12 [3932] to 12/31/12 [3933]
Number of months included in this statement 3 [3931]

CTION 2: Unregistered offerings; self or affiliate offerings

each offering in which the firm participated in the Reporting Period, provide the following information. If firm aged in more than five (5) such offerings during the Reporting Period, list the five (5) largest offerings in ns of total securities sold by dollar amount in descending order.

. Unregistered offerings; self or affiliate offerings:

A. Name of Issuer/Sponsor: ______ [11410]

B. If Form D has been filed by the issuer, enter CIK (Filer ID Number): .... ______ [11411]

C. Industry Group (Select One): .... ______ [11412]

D. Federal Exemptions and Exclusions Claimed (Select all that apply):
- Rule 504(b)(1) (not (i) (ii) or (iii)) .... [ ] [11413]
- Rule 504(b)(1)(i)..................... [ ] [19100]
- Rule 504(b)(1)(ii)..................... [ ] [19101]
- Rule 504(b)(1)(iii)..................... [ ] [19102]
- Rule 505 .... [ ] [19103]
- Rule 506 .... [ ] [19104]
- Securities Act Section 4(5) .... [ ] [19105]
- Investment Company Act Section 3(c) .... [ ] [19106]
- Other.......................... [ ] [19107]

E. Type(s) of Securities Offered (Select all that apply):
- Equity.......................... [ ] [11414]
- Debt .... [ ] [19110]
- Option, Warrant or Other Right to Acquire Another Security .... [ ] [19111]
- Security to be Acquired Upon Exercise of Option, Warrant or Other Right to Acquire Security .... [ ] [19112]
- Pooled Investment Fund Interests ..... [ ] [19113]
- Tenant-in-Common Securities .... [ ] [19114]
- Mineral Property Securities .... [ ] [19115]
- Other .... [ ] [19116]

F. Minimum Investment accepted from any outside investor: .... $ ______ [11415]

G. Total Offering Amount in dollars: .... $ ______ [11416]

or check "Indefinite" .... Indefinite [ ] [11417]

H. Total amount in dollars of securities sold during the reporting period by the member: ...... $ ______ [11418]

I. Total number of customers to whom securities were sold with respect to the sales reported for Item H: .... ______ [11419]

J. Amount of revenue earned by the member with respect to the sales reported for Item H: .... $ ______ [11420]

K. Issuer/Sponsor's affiliation to Broker-Dealer filing this Report (Select One): ... ______ [11421]

ROKER OR DEALER
HILIAN PARTNERS, L.P.

For the period (MMDDYY) from 10/01/12 [3932] to 12/31/12 [3933]
Number of months included in this statement 3 [3931]

. Unregistered offerings; self or affiliate offerings:

A. Name of Issuer/Sponsor: ______ [11430]

B. If Form D has been filed by the issuer, enter CIK (Filer ID Number): .... ______ [11431]

C. Industry Group (Select One): .... ______ [11432]

D. Federal Exemptions and Exclusions Claimed (Select all that apply):

- Rule 504(b)(1) (not (i) (ii) or (iii)) ...... [ ] [11433]
- Rule 504(b)(1)(i) .... [ ] [19120]
- Rule 504(b)(1)(ii) .... [ ] [19121]
- Rule 504(b)(1)(iii) .... [ ] [19122]
- Rule 505 .... [ ] [19123]
- Rule 506 .... [ ] [19124]
- Securities Act Section 4(5) .... [ ] [19125]
- Investment Company Act Section 3(c) .... [ ] [19126]
- Other......................... [ ] [19127]

E. Type(s) of Securities Offered (Select all that apply):

- Equity........................ [ ] [11434]
- Debt .... [ ] [19130]
- Option, Warrant or Other Right to Acquire Another Security .... [ ] [19131]
- Security to be Acquired Upon Exercise of Option, Warrant or Other Right to Acquire Security .... [ ] [19132]
- Pooled Investment Fund Interests ..... [ ] [19133]
- Tenant-in-Common Securities .... [ ] [19134]
- Mineral Property Securities .... [ ] [19135]
- Other .... [ ] [19136]

F. Minimum Investment accepted from any outside investor: .... $ ______ [11435]

G. Total Offering Amount in dollars: .... $ ______ [11436]

or check "Indefinite" .... Indefinite [ ] [11437]

H. Total amount in dollars of securities sold during the reporting period by the member: ...... $ ______ [11438]

I. Total number of customers to whom securities were sold with respect to the sales reported for Item H: .... ______ [11439]

J. Amount of revenue earned by the member with respect to the sales reported for Item H: .... $ ______ [11440]

K. Issuer/Sponsor's affiliation to Broker-Dealer filing this Report (Select One): ... ______ [11441]

ROKER OR DEALER | For the period (MMDDYY) from 10/01/12 [3932] to 12/31/12 [3933]
HILIAN PARTNERS, L.P. | Number of months included in this statement 3 [3931]

. Unregistered offerings; self or affiliate offerings:

A. Name of Issuer/Sponsor: ______ [11450]

B. If Form D has been filed by the issuer, enter CIK (Filer ID Number): .... ______ [11451]

C. Industry Group (Select One): .... ______ [11452]

D. Federal Exemptions and Exclusions Claimed (Select all that apply):

- Rule 504(b)(1) (not (i) (ii) or (iii)) ...... [ ] [11453]
- Rule 504(b)(1)(i) .... [ ] [19140]
- Rule 504(b)(1)(ii) .... [ ] [19141]
- Rule 504(b)(1)(iii) .... [ ] [19142]
- Rule 505 .... [ ] [19143]
- Rule 506 .... [ ] [19144]
- Securities Act Section 4(5) .... [ ] [19145]
- Investment Company Act Section 3(c) .... [ ] [19146]
- Other........................... [ ] [19147]

E. Type(s) of Securities Offered (Select all that apply):

- Equity........................... [ ] [11454]
- Debt .... [ ] [19150]
- Option, Warrant or Other Right to Acquire Another Security .... [ ] [19151]
- Security to be Acquired Upon Exercise of Option, Warrant or Other Right to Acquire Security .... [ ] [19152]
- Pooled Investment Fund Interests ..... [ ] [19153]
- Tenant-in-Common Securities .... [ ] [19154]
- Mineral Property Securities .... [ ] [19155]
- Other .... [ ] [19156]

F. Minimum Investment accepted from any outside investor: .... $ ______ [11455]

G. Total Offering Amount in dollars: .... $ ______ [11456]

or check "Indefinite" .... Indefinite [ ] [11457]

H. Total amount in dollars of securities sold during the reporting period by the member: ...... $ ______ [11458]

I. Total number of customers to whom securities were sold with respect to the sales reported for Item H: .... ______ [11459]

J. Amount of revenue earned by the member with respect to the sales reported for Item H: .... $ ______ [11460]

K. Issuer/Sponsor's affiliation to Broker-Dealer filing this Report (Select One): ... ______ [11461]

BROKER OR DEALER
CHILIAN PARTNERS, L.P.

For the period (MMDDYY) from 10/01/12 [3932] to 12/31/12 [3933]
Number of months included in this statement 3 [3931]

9. Unregistered offerings; self or affiliate offerings:

A. Name of Issuer/Sponsor: ______ [11470]

B. If Form D has been filed by the issuer, enter CIK (Filer ID Number): .... ______ [11471]

C. Industry Group (Select One): .... ______ [11472]

D. Federal Exemptions and Exclusions Claimed (Select all that apply):

Rule 504(b)(1) (not (i) (ii) or (iii))	☐	11473
Rule 504(b)(1)(i)	☐	19160
Rule 504(b)(1)(ii)	☐	19161
Rule 504(b)(1)(iii)	☐	19162
Rule 505	☐	19163
Rule 506	☐	19164
Securities Act Section 4(5)	☐	19165
Investment Company Act Section 3(c)	☐	19166
Other	☐	19167

E. Type(s) of Securities Offered (Select all that apply):

Equity	☐	11474
Debt	☐	19170
Option, Warrant or Other Right to Acquire Another Security	☐	19171
Security to be Acquired Upon Exercise of Option, Warrant or Other Right to Acquire Security	☐	19172
Pooled Investment Fund Interests	☐	19173
Tenant-in-Common Securities	☐	19174
Mineral Property Securities	☐	19175
Other	☐	19176

F. Minimum Investment accepted from any outside investor: .... $ ______ [11475]

G. Total Offering Amount in dollars: .... $ ______ [11476]

or check "Indefinite" .... Indefinite ☐ [11477]

H. Total amount in dollars of securities sold during the reporting period by the member: ...... $ ______ [11478]

I. Total number of customers to whom securities were sold with respect to the sales reported for Item H: .... ______ [11479]

J. Amount of revenue earned by the member with respect to the sales reported for Item H: .... $ ______ [11480]

K. Issuer/Sponsor's affiliation to Broker-Dealer filing this Report (Select One): ... ______ [11481]

BROKER OR DEALER
CHILIAN PARTNERS, L.P.

For the period (MMDDYY) from 10/01/12 [3932] to 12/31/12 [3933]
Number of months included in this statement 3 [3931]

10. Unregistered offerings; self or affiliate offerings:

A. Name of Issuer/Sponsor: ______ [11490]

B. If Form D has been filed by the issuer, enter CIK (Filer ID Number): ______ [11491]

C. Industry Group (Select One): ______ [11492]

D. Federal Exemptions and Exclusions Claimed (Select all that apply):

Rule 504(b)(1) (not (i) (ii) or (iii))	[11493]
Rule 504(b)(1)(i)	[19180]
Rule 504(b)(1)(ii)	[19181]
Rule 504(b)(1)(iii)	[19182]
Rule 505	[19183]
Rule 506	[19184]
Securities Act Section 4(5)	[19185]
Investment Company Act Section 3(c)	[19186]
Other	[19187]

E. Type(s) of Securities Offered (Select all that apply):

Equity	[11494]
Debt	[19190]
Option, Warrant or Other Right to Acquire Another Security	[19191]
Security to be Acquired Upon Exercise of Option, Warrant or Other Right to Acquire Security	[19192]
Pooled Investment Fund Interests	[19193]
Tenant-in-Common Securities	[19194]
Mineral Property Securities	[19195]
Other	[19196]

F. Minimum Investment accepted from any outside investor: $ ______ [11495]

G. Total Offering Amount in dollars: $ ______ [11496]

or check "Indefinite" Indefinite [11497]

H. Total amount in dollars of securities sold during the reporting period by the member: $ ______ [11498]

I. Total number of customers to whom securities were sold with respect to the sales reported for Item H: ______ [11499]

J. Amount of revenue earned by the member with respect to the sales reported for Item H: $ ______ [11500]

K. Issuer/Sponsor's affiliation to Broker-Dealer filing this Report (Select One): ______ [11501]

TEL. (212) 869-8223 FAX (212) 840-2540

SIDNEY W. AZRILIANT, CPA, P.C.

501 Fifth Avenue, 15th Floor, New York, NY 10017

April 8, 2013

Via Email
Mr. Marshall Ollia
Principal Regulatory Coordinator
Florida District Office
Financial Industry Regulatory Authority
2500 N. Military Trail, Suite 302
Boca Raton, FL 33431

Re: Chilian Partners, L.P. Annual Audit 12/31/12 SEC file # 42750
"Commitments and Contingencies"

Dear Mr. Ollia:

Please be advised that based on our audit of Chilian Partners, L.P. for the year ended 12/31/12 and our review of all the materials and discussions with the general partner of the firm, we are not aware of any material commitment, contingency or guarantees that might result in a loss or future obligation.

Very truly yours,

Sidney W. Azriliant, CPA, P. C.

Sidney W. Azriliant, CPA

SWA:la
cc: Chilian Partners, L.P.